================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                        WILTEL COMMUNICATIONS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   972487 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 AUGUST 21, 2003
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 pages)
================================================================================

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ----------------------------------
---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LUK Acquisition I, LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 11,775,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            11,775,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   11,775,000 (see Item 5)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.55%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- -------------------------------------------------

                                       2

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   LUK Acquisition II, LLC
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 10,225,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            10,225,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   10,225,000 (see Item 5)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.45%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   OO         (Limited Liability Company)

---------------------- ----------------------------------------------------------- -------------------------------------------------


                                       3

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  972487 10 2                                                                  13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                      (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                     1,700,000
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 22,000,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                                1,700,000
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            22,000,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   23,700,000 (see Item 5)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  47.40%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


Item 1.    Security and Issuer.
           -------------------

           This Statement constitutes Amendment No. 6 ("Amendment No. 6") to the statement on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), and its subsidiaries, LUK Acquisition I, LLC ("LUK I") and LUK Acquisition II, LLC ("LUK II"), with respect to the common stock, $0.01 par value per share (the "WilTel Common Stock"), of WilTel Communications Group, Inc., a Nevada corporation ("WilTel").

           Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original 13D.

Item 4.    Purpose of Transaction.
           ----------------------

           On August 21, 2003, Leucadia and WilTel issued a joint press release announcing board approval and execution of an Agreement and Plan of Merger providing for the merger of a subsidiary of Leucadia into WilTel, with WilTel as the surviving corporation. A copy of the press release is attached hereto as
Exhibit 2 and is incorporated herein by reference. A copy of the Agreement and Plan of Merger among Leucadia, Wrangler Acquisition Corp and WilTel, dated as of August 21, 2003 is attached hereto as Exhibit 3 and is incorporated herein by reference.

           This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

           Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. WilTel stockholders are urged to carefully read the registration statement and the prospectus included therein, together with the Schedule TO and the Schedule 14D-9 and other documents relating to the exchange offer when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC at the SEC's website at http:www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a Schedule TO and
Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS, THE TENDER OFFER STATEMENT ON SCHEDULE TO AND MANAGEMENT'S SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING THE OFFER.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 6.

           2. Press release of Leucadia National Corporation and WilTel Communications Group, Inc. dated August 21, 2003 (incorporated by reference to Leucadia's Current Report on Form 8-K filed by Leucadia on August 22, 2003).

           3. Agreement and Plan of Merger among Leucadia, Wrangler Acquisition Corp and WilTel, dated as of August 21, 2003 (incorporated by reference to Leucadia's Current Report of Form 8-K filed on August 22, 2003).

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  August 22, 2003

                                      LUK ACQUISITION I, LLC


                                      BY: /s/ Joseph A. Orlando
                                         ---------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: President

                                      LUK ACQUISITION II, LLC


                                      BY: /s/ Joseph A. Orlando
                                         ---------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: President

                                      LEUCADIA NATIONAL CORPORATION


                                      BY: /s/ Joseph A. Orlando
                                         ---------------------------------------
                                           Name: Joseph A. Orlando
                                           Title: Vice President and Chief
                                                  Financial Officer

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 6.

Exhibit 2 Press release of Leucadia National Corporation and WilTel Communications Group, Inc. dated August 21, 2003 (incorporated by reference to Leucadia's Current Report on Form 8-K filed by Leucadia on August 22, 2003).


Exhibit 3 Agreement and Plan of Merger among Leucadia, Wrangler Acquisition Corp and WilTel, dated as of August 21, 2003 (incorporated by reference to Leucadia's Current Report of Form 8-K filed on August 22, 2003).